Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

11/F No. 3 Building, 700 Yishan Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTENT

Description	Page

Signature	3

Exhibit 99.1 – First Quarter 2012 Results Dated May 7, 2012	4

Exhibit 99.2 – First Quarter 2012 Results Presentation Dated May 7, 2012	14

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Jazy Zhang
	Name:	Jazy Zhang
	Title:	Chief Financial Officer

Date: May 7, 2012

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

First QUARTER 2012 RESULTS

Record Quarterly Net Revenue of US$80.8 million

Online Game Revenue Increased 4.2% Quarter-over-Quarter and 30.7% Year-over-Year

Basic and Diluted GAAP EPS of US$0.20 and US$0.19

Basic and Diluted Non-GAAP EPS of US$0.22 and US$0.21

SHANGHAI, PRC — May 7, 2012 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 as Compared to Fourth Quarter 2011 (“QoQ”) and First Quarter 2011 (“YoY”) Highlights:

•	Net revenue was RMB508.8 million (US$80.8 million), up 2.8% QoQ and up 26.2% YoY.

•	Gross profit was RMB441.2 million (US$70.1 million), up 3.3% QoQ and up 29.6% YoY. Gross profit margin for the first quarter 2012 was 86.7%.

•	Net income attributable to the Company’s shareholders was RMB292.2 million (US$46.4 million), up 18.5% QoQ and up 11.5% YoY. The margin of net income attributable to the Company’s shareholders for the first quarter 2012 was 57.4%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) or one ordinary share were RMB1.24 (US$0.20) and RMB1.22 (US$0.19), respectively, compared to basic and diluted earnings per ADS of RMB1.05 and RMB1.05, respectively, for the fourth quarter 2011, and basic and diluted earnings per ADS of RMB1.15 and RMB1.12, respectively, for the first quarter 2011.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB322.5 million (US$51.2 million), up 25.2% QoQ and up 19.8% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 63.4%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.37 (US$0.22) and RMB1.34 (US$0.21), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.09 and RMB1.09, respectively, for the fourth quarter 2011, and basic and diluted non-GAAP earnings per ADS of RMB1.18 and RMB1.15, respectively, for the first quarter 2011.

•	Active Paying Accounts (“APA”) for online games was 2,184,000, up 0.8% QoQ and up 22.8% YoY.

•	Average Revenue Per User (“ARPU”) for online games was RMB228, up 3.1% QoQ and up 5.6% YoY.

•	Average Concurrent Users (“ACU”) for online games was 681,000, up 2.1% QoQ and up 16.2% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,288,000, down 2.2% QoQ and up 19.4% YoY.

Please refer to the table on page 7 for reconciliation between net income attributable to the Company’s shareholders on a GAAP to non-GAAP basis.

4

FOR IMMEDIATE RELEASE

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “We are pleased to report solid financial and operational results for the first quarter 2012, supported by the continued success of our second flagship game ZT Online 2.   While we did not launch any major marketing initiatives or expansion packs for ZT Online 2 in the first quarter, the strong underlying interest in the game helped to drive incremental growth in our key performance metrics and financial results.  Having reached a new record PCU of over 541,000 in April following the launch of its first expansion pack, ZT Online 2 has truly reached blockbuster status.  We will continue to cultivate the game’s broad and engaged user base, and expect to see further increases in number of players following the launch of the first expansion pack. We are confident that ZT Online 2 will contribute to steady top line revenue growth throughout 2012 and be one of our core products for many years to come.”

“We have also made continued progress on our game development pipeline, supported by the recent reorganization of our game development studios.  The new revenue sharing program that was effectuated in the second half of 2011 has led to increasing productivity and our development teams are working hard on our pipeline of new MMO and webgames in addition to our first-person-shooter game.  We remain focused on our strategy to bring innovative and fun-to-play games in an expanding range of genres to market, and are on track to achieve additional value-driving milestones in the second half of the year.”

First Quarter Fiscal 2012 Unaudited Financial Results

Net Revenue. Net revenue for the first quarter 2012 was RMB508.8 million (US$80.8 million), representing a 2.8% increase from RMB494.8 million in the fourth quarter 2011 and a 26.2% increase from RMB403.3 million in the first quarter 2011.

Revenue from online games in the first quarter 2012 totaled RMB489.5 million (US$77.7 million), representing an increase of 4.2% from RMB469.6 million in the fourth quarter 2011 and a 30.7% increase from RMB374.4 million in the first quarter 2011. Online game net revenue increased sequentially and year-over-year quarterly primarily due to the growth of ZT Online 2.

ACU for online games in the first quarter 2012 was 681,000, representing a 2.1% sequential increase and a 16.2% increase over the first quarter 2011. ACU increased on a sequential and year-over-year quarterly basis due to the growing interest in ZT Online 2 and Elsword. PCU for online games in the first quarter 2012 was 2,288,000, representing a 2.2% sequential decrease and a 19.4% increase over the first quarter 2011. PCU was down sequentially due to the lack of major marketing campaigns during the first quarter, while PCU grew on a year-over-year quarterly basis due to increased user numbers from ZT Online 2 and Elsword. ARPU for online games in the first quarter 2012 increased 3.1% sequentially and increased 5.6% year-over-year quarterly to RMB228. ARPU grew on a sequential and year-over-year quarterly basis primarily due to ZT Online 2 players’ progressing through the game and spending more on in-game transactions. APA for online games in the first quarter 2012 increased 0.8% sequentially and increased 22.8% from the first quarter 2011 to 2,184,000. The sequential and year-over-year quarterly increases in APA were attributable to additional users subscribing for paying accounts within ZT Online 2.

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FOR IMMEDIATE RELEASE

Cost of Services. Cost of services was RMB67.6 million (US$10.7 million), representing a decrease of 0.1% from the fourth quarter 2011 and a 7.6% increase over the first quarter 2011. The sequential decrease in cost of services was primarily due to cost control efforts while the year-over-year quarterly increase was due to the overall growth of our business operations.

Gross Profit and Gross Margin. Gross profit for the first quarter 2012 was RMB441.2 million (US$70.1 million), representing a 3.3% sequential increase and a 29.6% year-over-year quarterly increase. Gross margin for the first quarter 2012 was 86.7%, slightly up from 86.3% in the fourth quarter 2011 and up from 84.4% in the first quarter 2011.

Operating Expenses. Total operating expenses for the first quarter 2012 were RMB124.2 million (US$19.7 million), representing a decrease of 7.4% from RMB134.1 million in the fourth quarter 2011 and an increase of 35.9% from RMB91.4 million in the first quarter 2011. The sequential decrease in operating expenses was primarily attributable to lower sales and marketing expenses incurred during the first quarter 2012, while the year-over-year quarterly increase was due to the overall growth of our business operations.

Research and product development (“R&D”) expenses for the first quarter 2012 increased 6.4% sequentially to RMB73.6 million (US$11.7 million) from RMB69.2 million in the fourth quarter 2011 and increased 39.8% year-over-year quarterly from RMB52.7 million in the first quarter 2011. The sequential increase in R&D expenses was mainly due to expenses related to restricted shares granted to our R&D staff at the end of November last year, hence the relevant share-based compensation expense impact on our R&D expenses was one month in the fourth quarter 2011 versus a full quarter in the first quarter 2012. The year-over-year quarterly increase in R&D expenses was mainly due to increased compensation for our R&D employees.

Sales and marketing (“S&M”) expenses were RMB22.5 million (US$3.6 million) in the first quarter 2012, down 59.2% sequentially from RMB55.3 million in the fourth quarter 2011 and down 10.0% from RMB25.0 million in the first quarter 2011. The sequential and year-over-year decreases in S&M expenses was mainly due to the shift of marketing expenses related to the first expansion pack of ZT Online 2 from the first quarter to the second quarter 2012.

General and administrative expenses (“G&A”) for the first quarter 2012 were RMB38.0 million (US$6.0 million), an increase of 38.6% sequentially from RMB27.4 million in the fourth quarter 2011, and an increase of 60.6% from RMB23.7 million in the first quarter 2011. The sequential and year-over-year quarterly increases were mainly due to share-based compensation expenses related to restricted shares granted to our management team and other key employees in various G&A departments at the end of November 2011, and reduced reimbursements from the depositary bank related to our American Depositary Receipt (“ADR”) program in the first quarter 2012.

Financial Incentive. The financial incentive, which mainly relates to partial refund of business tax and VAT from the municipal government, was RMB10.0 million (US$1.6 million) in the first quarter 2012. It is treated as a reduction in operating expenses.

Interest Income. Interest income for the first quarter 2012 was RMB22.4 million (US$3.6 million), compared to RMB14.5 million in the fourth quarter 2011 and RMB46.5 million in the first quarter 2011. Interest income increased sequentially due to the return on several short-term investments from the fourth quarter 2011 while the year-over-year quarterly decrease was due to our reduced cash, cash equivalents and short-term investments balance following the payment of our one-time special cash dividend of US$3.00 per ordinary share or ADS in September 2011.

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FOR IMMEDIATE RELEASE

Income Tax. Income tax expense for the first quarter 2012 was RMB28.4 million (US$4.5 million), compared to RMB39.9 million in the fourth quarter 2011 and RMB45.3 million in the first quarter 2011. The sequential and year-over-year quarterly decreases in income tax expense were due to the fact that some of the Company’s profitable subsidiaries began to enjoy tax holiday in the second half of 2011 while other profitable subsidiaries began to enter tax holiday in the first quarter 2012.

Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the first quarter 2012 was RMB292.2 million (US$46.4 million), an increase of 18.5% from RMB246.4 million in the fourth quarter 2011 and a year-over-year quarterly increase of 11.5% from RMB262.1 million. Net income increased sequentially and on a year-over-year quarterly basis due to continued revenue growth while effectively controlling operational costs and a lower income tax expense. However, the year-over-year quarterly percentage of increase in net income attributable to the Company’s shareholders was less than the percentage of increase in net revenue due to the following offsetting factors: (a) decrease in interest income for the reason stated under “Interest Income”, and (b) increase in minority interest in game development studios which is treated as a deduction from the net income attributable to the Company’s shareholders. The margin of net income attributable to the Company’s shareholders was 57.4% for the first quarter 2012, compared to 49.8% in the fourth quarter 2011 and 65.0% in the first quarter 2011.

Cash, Cash Equivalents and Short-Term Investments. As of March 31, 2012, Giant’s cash, cash equivalents and short-term investments were RMB1,828.9 million (US$290.4 million), compared to RMB1,870.1 million as of December 31, 2011. The sequential decrease was due to the first payment of our ordinary cash dividend which was paid on March 29, 2012, partially offset by cash generated by our business operations.

Cash Dividend. The Company announced a cash dividend of US$0.30 per ADS or ordinary share on its outstanding shares on March 5, 2012. The ordinary cash dividend was paid on March 29 and April 5, 2012 (Eastern Time) to shareholders of record at the close of trading on March 23, 2012 (Eastern Time). The total cash payment was US$71.0 million.

Business Highlights and Outlook

ZT Online 1 Series — During the first quarter 2012, Giant rolled out a series of online and offline promotional activities to keep existing players active and attract former players back to the original ZT Online. For ZT Online Classic Edition, the Company introduced a selection of new gameplay features centering on in-game customization in its latest expansion pack. For ZT Online Green Edition, the Company added more innovative features to the existing gameplays in order to gain additional attention and positive feedback from gamers.

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FOR IMMEDIATE RELEASE

ZT Online 2 — During the first quarter 2012, ZT Online 2 continued to increase social interactions within the game by introducing a large scale cross-shard PK tournament. In its first expansion pack released in April, new features, maps and gameplays were added to the game and were well-received among gamers. PCU reached a new record of over 541,000 shortly after the launch of the first expansion pack. The traditional Chinese version of ZT Online 2 was officially launched in the first quarter 2012 in Taiwan and enjoyed great popularity among local gamers. The Vietnamese version of ZT Online 2 is currently undergoing localization and is expected to be launched in the second quarter 2012.

Giant Online — During the first quarter 2012, Giant Online increased user stickiness by providing more goals for gamers to pursue across its current equipment systems and in its PvP dungeons. Giant plans to release a new expansion pack in the second quarter 2012 in which new levels will be unlocked and a large number of game functions will be upgraded, in an effort to attract additional former gamers back to the game.

XT Online — The Company released XT Online’s second expansion pack in the first quarter 2012. The expansion pack introduced new core gameplay features and a new PvE dungeon. A cross promotion with the Chinese movie Joyful Reunion raised awareness of and interest in the game.

The Golden Land — During the first quarter 2012, Giant rolled out a new PK system and corps upgrading system. These newly added features and functions received positive feedback from gamers. The Russian version of the game was officially launched in March, 2012 and the game continued to remain popular in Taiwan, Japan, and the U.S.

Elsword — Elsword, a 3D side-scrolling, advanced casual game developed by KOG Co., Ltd., entered open beta testing on December 9, 2011. The game has received positive feedback from players and the Company plans to introduce new characters during its release of an expansion pack in June 2012.

Allods Online — Allods Online is a 3D free-to-play fantasy MMORPG developed by Mail.Ru Games. The game recently completed optimization and design customization to align its content and features with the interests and preferences of Chinese gamers. Giant began conducting its second engineering testing on May 3, 2012.

World of Xianxia — World of Xianxia is a self-developed 3D Chinese fantasy style MMORPG with an ancient Chinese mythological background and vivid style graphics. After years of studying Chinese gamers’ habits and preferences, the Company aimed for a major breakthrough in the game by embedding GvG (group vs. group) gameplay into the basic game design architecture and making it a core feature of the game. Giant believes that its continuous effort in gaining better and deeper understanding of Chinese gamers’ psychology and applying this knowledge to its game design will enable it to offer a brand new in-game social network system to a broader array of gamers. The Company plans to commence engineering testing in the third quarter 2012.

Webgames — As one of Giant’s key growth strategies for 2012, webgame development is on track with six projects currently in production. These projects span various genres including an action RPG based on the Three Kingdoms era, an action RPG based on the core gameplay and features of the ZT Online franchise, an advanced 3D game using the Unity engine designed for international markets, a strategy game leveraging our experience from developing The Golden Land, and two casual games suitable for publication on social network platforms. These projects are expected to enter various stages of testing during the second half of 2012, with launches beginning then and in 2013.

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FOR IMMEDIATE RELEASE

Second Quarter 2012 Guidance — For the second quarter 2012, the Company expects continued top-line growth which will mainly come from the contribution from ZT Online 2.

Conference Call

Giant’s senior management will host a conference call on May 7, 2012 at 9:00 pm (US Eastern Time) / 6:00 pm (US Pacific Time), which is May 8, 2012 at 9:00 am (Beijing Time) to discuss its 2012 first quarter financial results and recent business activity. The conference call may be accessed by calling + 1 866 519 4004 (for callers in the US), 800 819 0121 (for callers in China), 800 930 346 (for callers in Hong Kong) or + 65 6723 9381 (for callers outside of the US and China) and entering passcode 74440547.

A recording of the conference call will be available starting 3:00 pm (US Eastern Time) on May 8, 2012, by calling +1 866 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering passcode 74440547.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2975, which was the noon buying rate as of March 31, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant as well as when planning and forecasting future periods. Giant computes its non-GAAP financial measures through the application of a consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

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FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	262,075,999	246,445,824	292,152,192	46,391,774

Share-based compensation	7,123,232	11,206,516	30,329,250	4,816,078

Non-GAAP net income attributable to the Company’s shareholders:	269,199,231	257,652,340	322,481,442	51,207,852

Non-GAAP earnings per share:

Basic	1.18	1.09	1.37	0.22
Diluted	1.15	1.09	1.34	0.21

Weighted average ordinary shares:

Basic	228,479,045	235,584,292	235,630,482	235,630,482
Diluted	234,312,051	235,584,292	240,341,637	240,341,637

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, and Elsword. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

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Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding sequential top-line growth in the second quarter 2012, future growth of ZT Online 2 and it being one of our core products for many years to come, future stable performance from the ZT Online 1 Series, diversifying our product portfolio, entering into new game genres, the ability of the Company to further increase the player number of ZT Online 2, the ability of the Company to apply its knowledge of the Chinese gamers’ psychology in its game design, and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what we currently anticipate may include a deterioration in the performance of the ZT Online 1 Series, failure of ZT Online 2 to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing, introduction and launching its games, the Company’s dependence on the ZT Online 1 Series and ZT Online 2, which currently account for the majority of the Company’s historical net revenues, failure to expand into or excel in new game segments such as webgames and first-person-shooter game, the uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 23, 2012, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s annual report for fiscal year 2011. The Company’s actual results of operations for first quarter 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

Investor Contact (China): Rich Chiang, IR Director Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (US): Bryan Degnan, Associate Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

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GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited	Unaudited	Unaudited
	March 31,	December 31	March 31,	March 31,
	2011	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	607,441,224	950,321,028	1,133,160,564	179,938,160
Prepayments and other current assets	182,775,963	111,951,828	121,201,806	19,246,019
Accounts receivable	9,709,320	13,692,673	8,328,371	1,322,488
Due from a related party	2,077,428	3,410,114	9,458,069	1,501,877
Inventories	473,903	317,019	262,241	41,642
Deferred tax assets	108,480,580	179,779,122	170,090,415	27,009,197
Short-term investments	5,578,922,680	919,774,660	695,759,465	110,481,852

Total current assets	6,489,881,098	2,179,246,444	2,138,260,931	339,541,235
Non-current assets:
Property and equipment, net	142,076,648	349,667,907	337,070,762	53,524,535
Intangible assets, net	33,241,516	26,448,716	32,892,864	5,223,162
Due from R&D entity partners	11,803,600	7,637,000	7,637,000	1,212,703
Goodwill	22,201,960	22,201,960	22,201,960	3,525,520
Investment in equity investees	42,379,538	351,400,224	347,940,937	55,250,645
Long-term investment	20,495,239	29,495,239	9,000,000	1,429,139
Available-for-sale securities	421,119,801	386,851,118	394,786,080	62,689,334
Held-to-maturity securities	-	100,000,000	200,000,000	31,758,634
Deferred tax assets	10,939,382	17,100,182	20,210,592	3,209,304
Other assets	101,407,358	81,182,192	82,163,026	13,046,928

Total non-current assets	805,665,042	1,371,984,538	1,453,903,221	230,869,904

Total assets	7,295,546,140	3,551,230,982	3,592,164,152	570,411,139

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	111,135,437	171,610,885	133,260,050	21,160,786
Advances from distributors	70,712,524	82,327,669	90,535,274	14,376,381
Due to a related party	6,438,934	540,345	1,235,240	196,148
Deferred revenue	488,936,727	529,204,385	517,046,576	82,103,466
Unrecognized tax benefit	18,739,315	44,451,522	46,702,119	7,415,978
Dividend payable	160,917,962	-	248,764,622	39,502,123
Tax payable	44,139,996	38,561,157	231,619	36,780
Deferred tax liability	530,541	148,219,632	110,795,992	17,593,647

Total current liabilities	901,551,436	1,014,915,595	1,148,571,492	182,385,309

Non-current liabilities:
Deferred tax liability	393,171	14,882,313	20,257,241	3,216,712

Total non-current liabilities	393,171	14,882,313	20,257,241	3,216,712

Total liabilities	901,944,607	1,029,797,908	1,168,828,733	185,602,021

Shareholders’ equity
Ordinary shares (Par value US$0.0000002 per share; 500,000,000 shares authorized as at March 31,2011,December 31,2011 and March 31, 2012 respectively; 263,110,626 shares issued and 228,918,782 shares outstanding at March 31,2011, 273,110,626 shares issued and 235,234,959 shares outstanding at December 31,2011, 273,110,626 shares issued and 236,396,009 shares outstanding at March 31,2012)	417	430	430	68

Additional paid-in capital	6,105,471,574	4,350,262,526	4,395,956,452	698,047,869

Statutory reserves	43,890,273	14,125,819	14,125,819	2,243,084
Accumulated other comprehensive loss	(321,990,822)	(401,229,786)	(394,224,917)	(62,600,225)
Retained earnings	2,725,482,924	655,013,363	500,619,640	79,494,981
Treasury stock	(2,169,940,484)	(2,122,524,316)	(2,122,524,316)	(337,042,369)

Total Giant Interactive Group Inc.’s equity	6,382,913,882	2,495,648,036	2,393,953,108	380,143,408

Non controlling interests	10,687,651	25,785,038	29,382,311	4,665,710

Total shareholders’ equity	6,393,601,533	2,521,433,074	2,423,335,419	384,809,118

Total liabilities and shareholders’ equity	7,295,546,140	3,551,230,982	3,592,164,152	570,411,139

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FOR IMMEDIATE RELEASE

Giant Interactive Group, Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	Three months ended
	March 31	December 31	March 31	March 31
	2011	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	374,407,688	469,614,866	489,533,330	77,734,550
Licensing revenue	14,730,906	14,333,706	13,189,933	2,094,471
Other revenue, net	14,114,536	10,898,184	6,056,603	961,747

Total net revenue	403,253,130	494,846,756	508,779,866	80,790,768

Cost of services	(62,829,086)	(67,711,021)	(67,616,638)	(10,737,060)

Gross profit	340,424,044	427,135,735	441,163,228	70,053,708

Operating (expenses) income:
Research and product development expenses	(52,677,163)	(69,199,217)	(73,633,430)	(11,692,486)
Sales and marketing expenses	(25,023,079)	(55,258,951)	(22,524,589)	(3,576,751)
General and administrative expenses	(23,684,941)	(27,430,720)	(38,029,407)	(6,038,810)
Government financial incentives	10,000,000	17,746,000	10,000,000	1,587,932

Total operating expenses	(91,385,183)	(134,142,888)	(124,187,426)	(19,720,115)

Income from operations	249,038,861	292,992,847	316,975,802	50,333,593

Interest income	46,533,216	14,497,627	22,367,030	3,551,732
Other income, net	8,964,931	8,441,963	5,107,128	810,977
Investment income	2,380,952	666,667	310,120	49,245

Income before income tax expenses	306,917,960	316,599,104	344,760,080	54,745,547

Income tax expense	(45,324,189)	(39,880,797)	(28,401,327)	(4,509,937)
Share of loss, net, of equity investees	(188,688)	(5,591,915)	(3,459,288)	(549,311)

Net Income	261,405,083	271,126,392	312,899,465	49,686,299

Net loss(income) attributable to non controlling interests	670,916	(24,680,568)	(20,747,273)	(3,294,525)

Net income attributable to the Company’s shareholders	262,075,999	246,445,824	292,152,192	46,391,774

Other comprehensive loss, net of tax
Foreign currency translation	(23,543,459)	(4,075,051)	(1,340,209)	(212,816)
Unrealized holding (loss) gain	2,057,058	(8,879,464)	8,345,079	1,325,142

Total other comprehensive loss, net of tax	(21,486,401)	(12,954,515)	7,004,870	1,112,326

Comprehensive income	240,589,598	233,491,309	299,157,062	47,504,100

Earnings per share:

Basic	1.15	1.05	1.24	0.20
Diluted	1.12	1.05	1.22	0.19

Weighted average ordinary shares:

Basic	228,479,045	235,584,292	235,630,482	235,630,482
Diluted	234,312,051	235,584,292	240,341,637	240,341,637

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Exhibit 99.2

May 7 , 20 12 2012 First Quarter Results Presentation

14

Safe Harbor Statement and Currency Convenience Translation

Safe Harbor Statement

Statements in this release contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include statements regarding sequential top-line growth in the second quarter 2012, future growth of ZT Online 2, as the main revenue driver of the Company, future stable performance from the ZT Online 1 Series, diversifying our product portfolio, entering into new game genres, the ability of the Company to further increase the player number of ZT Online 2, the ability of the Company to apply its knowledge of the Chinese gamers' psychology in its game design, and the timetable for testing and release of new games and expansion packs in the Company's game pipeline. These forward-looking statements are not historical facts but instead represent only the Company's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. The Company's actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company's actual results to differ from what we currently anticipate may include a deterioration in the performance of the ZT Online 1 Series, failure of ZT Online 2 to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing, introduction and launching its games, the Company's dependence on the ZT Online 1 Series and ZT Online 2, which currently account for the majority of the Company's historical net revenues, failure to expand into or excel in new game segments such as webgames and first-person-shooter game, the uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 23, 2012, and are available on the Securities and Exchange Commission's website at www.sec.gov. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 6 of the Company's annual report for fiscal year 2011. The Company's actual results of operations for first quarter 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2975, which was the noon buying rate as of March 31, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

© 2012 Giant Interactive Group, Inc. All Rights Reserved
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© 2012 Giant Interactive Group, Inc. All Rights Reserved 3 Giant Interactive Group A Leading Online Game Developer & Operator © 2012 Giant Interactive Group, Inc. All Rights Reserved

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 4 Giant: NYSE Listed NYSE IPO: November 1, 2007 Ticker: GA Market Cap: US$1.3 Billion May 4 201 2 Fully Diluted Shares: Approximately 240 Million About Giant: Headquarters: Shanghai, China Employees: Approximately 2,000; including 1,000 developers and 330 liaison personnel Investor Information: www.ga - me.com

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 5 Key Operational and Financial Highlights © 2012 Giant Interactive Group, Inc. All Rights Reserved

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 6 Key Quarterly Operating Metrics Active Paying Accounts (APA) 2,167 2,184 1,779 1,994 2,087 0 400 800 1,200 1,600 2,000 2,400 1Q11 2Q11 3Q11 4Q11 1Q12 Accounts in Thousands 228 221 217 212 216 0 50 100 150 200 250 300 1Q11 2Q11 3Q11 4Q11 1Q12 Average Revenue per User (ARPU) RMB Average Concurrent Users (ACU) 667 586 681 661 654 520 540 560 580 600 620 640 660 680 700 1Q11 2Q11 3Q11 4Q11 1Q12 Users in Thousands Peak Concurrent Users (PCU) 2,122 2,297 2,339 2,288 1,916 0 500 1,000 1,500 2,000 2,500 1Q11 2Q11 3Q11 4Q11 1Q12 Users in Thousands

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 7 Solid Profitability and High Margins Net Income Attributable to Company’s Shareholders US Dollars in millions Net Revenue US Dollars in millions 1.6 56.6 46.4 40.0 39.2 0 10 20 30 40 50 60 70 1Q11 2Q11 3Q11 4Q11 1Q12 78.6 67.5 71.8 80.8 61.6 0 10 20 30 40 50 60 70 80 90 1Q11 2Q11 3Q11 4Q11 1Q12 Gross Profit Margin 86.3% 84.4% 86.7%86.2% 85.5% 0% 20% 40% 60% 80% 100% 1Q11 2Q11 3Q11 4Q11 1Q12 Margin of Net Income Attributable to Company’s Shareholders 49.8% 65.0% 57.4% 78.9% 2.3% 0% 20% 40% 60% 80% 100% 1Q11 2Q11 3Q11 4Q11 1Q12 • 2Q11 Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 2Q11 Margin of Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend.

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 8 Q1 2012 Key Financial Highlights (In millions, except EPS data) Q1 2012 US$ Q1 2012 RMB Q4 20 11 RMB Q - o - Q % Q1 20 11 RMB Y - o - Y % Margins Total Net Revenue 80.8 508.8 494.8 2.8% 403.3 26.2% Cost of Services 10.7 67.6 67.7 - 0.1% 62.8 7.6% Gross Profit 70.1 441.2 427.1 3.3% 340.4 29.6% 86.7 % Operating Expenses 19.7 124.2 134.1 - 7.4% 91.4 35.9% Income from Operations 50.3 317.0 293.0 8.2% 249.0 27.3% 62.3% Net Income Attributable to the Company’s Shareholders 46.4 292.2 246.4 18.6% 262.1 11.5% 57.4% Basic EPS (RMB) 1.24 1.05 18.1% 1.15 7.8% Diluted EPS (RMB) 1.22 1.05 16.2% 1.12 8.9% Q4 20 11 US$ Q - o - Q % Q1 20 11 US$ Y - o - Y % Basic EPS (US$) 0.20 0.17 17.7% 0.18 11.1 % Diluted EPS (US$) 0.19 0.17 11.8% 0.17 11.8%

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 9 Strong Balance Sheet (In millions) Mar 3 1 , 2012 US$ Mar 3 1 , 2012 RMB Dec 31 , 20 11 RMB Mar 3 1 , 20 11 RMB Cash, Cash Equivalents & Short - Term Investments 290.4 1,828.9 1,870.1 6,186.4 Current Assets 339.5 2,138.3 2,179.2 6,489.9 Total Assets 570.4 3,592.2 3,551.2 7,295.5 Current Liabilities 182.4 1,148.6 1,014.9 901.6 Total Liabilities 185.6 1,168.8 1,029.8 901.9 Shareholders’ Equity 380.1 2,394.0 2,495.7 6,382.9 Non - controlling Interest 4.7 29.4 25.8 10.7 Total Liability and Equity 570.4 3,592.2 3,551.2 7,295.5

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 10 Operational Updates © 2012 Giant Interactive Group, Inc. All Rights Reserved

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 11 Flagship Game Segmentation Strategy Games Game History and Initiatives ZT Online ● Launched in January 2006 ● Self - developed Free - To - Play 2D MMORPG ● Also available in Greater China, Vietnam and Russia ● A n ew expansion pack with a new in - game profession and customized in - game activities introduced in 4Q11 ZT Online Classic ● Open beta testing launched at end of 3Q08 ● Retro ZT Online features designed to target original 2006 ZT Online players ● New expansion pack introduced a selection of new gameplays features centering on in - game customization in 1Q12 ZT Online Green ● Open beta testing launched at end of 1Q10 ● ZT Online gameplay with revised in - game economy benefiting lower - spending and non - paying players to further diversify our user base ● A new expansion pack released in 4Q11 ZT Online 2 ● Sequel to ZT Online Series, brand new Free - To - Play 2D MMORPG ● 3 rd generation in - game economy providing a fairer system to more gamers ● Unlimited closed beta testing in November 2010 with PCU approaching 200,000 ● Official closed beta testing in April 201 1 with PCU reaching 300,000 ● Open beta testing in September 2011 with PCU surpassing 435,000 ● First expansion pack in April 2012 with PCU reaching over 541,000 ● Officially launched in Taiwan in 1Q12 ● Vietnamese version expected to launch in 2Q12

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Product Portfolio & Pipeline

GIANT

Existing Games	Game History and Initiatives
Giant Online 巨人	• 2.5D modern military themed MMORPG • Open beta testing launched at end of 1Q08 • Expansion pack with unlocked new levels and a large number of updated game functions expected in 2Q12
XT Online 仙途	• 2.5D ancient Chinese fantasy martial arts MMORPG • Open beta testing initiated in September 2011 • Second expansion pack introduced new core gameplay features and a new PVE dungeon in 1Q12
The Golden Land 黄金国度	• Browser-based webgame with a medieval strategy theme • Licensed to Taiwan, Korea, Japan, Thailand, US, Europe and Russia (Brazil and Turkey) • New PK system and corps upgrading system rolled out in 1Q12
Elsword	• Licensed 3D side-scrolling, action casual game developed by KOG Co., LTD of South Korea • Closed beta testing in November 2011 and open beta testing in December 2011 • Expansion pack and new characters expected in June 2012
Upcoming Games	**Game History and Initiatives**
Allods Online	• Licensed 3D free-to-play fantasy & sci-fi MMORPG developed by Mail.Ru Games of Russia • Two-week long engineering testing in 3Q11 • Second round of engineering testing expected in May 2012
World of XianXia 仙侠世界	• Self-developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers' tastes by embedding GvG gameplay into basic game architecture • Engineering testing expected in 3Q12
6 Self-Developed Webgames for 2H12 and 2013	• ARPG based on the Three Kingdoms era • ARPG based on the core gameplays and features of the ZT Online franchise • Advanced 3D game using the Unity engine designed for international markets • Strategy game leveraging our experience from developing The Golden Land • Two casual games suitable for cooperation on social network platforms
Self-Developed FPS Project	• Our highly-anticipated online FPS game using the Unreal 3 engine and supported by the Chinese military

© 2012 Giant Interactive Group, Inc. All Rights Reserved
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© 2012 Giant Interactive Group, Inc. All Rights Reserved 13 Enhanced Marketing Efficiency in Q1’12 Maximize Player Awareness and Game Recognition to Improve Penetration Q1 2012 Marketing and Distribution Network ► Over 70 liaison offices ► Over 330 dedicated liaison personnel ► Over 100 distributors ► Over 98,000 retail outlets ► Penetration of all large cities and almost all provinces in China ► Focus on penetrating medium / small cities with continued Internet and on - site promotional events

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 14 Business Outlook © 2012 Giant Interactive Group, Inc. All Rights Reserved

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 15 Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles Introduce Additional Genres of Games and Expand Geographical Coverage to Grow Our Player Base Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments 1 2 3 Growth Strategies To Develop and Operate the Largest Online Game Network in Asia

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 16 Near - Term Expectation For the second quarter, the Company expects continued top - line growth, mainly as a result of contributions from ZT Online 2 .

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NYSE: GA Thank you www.ga - me.com

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